ADVANTAGE

ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com


05006076

February 14, 2005

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

SUPPL


PROCESSING
SECTION
FEB 15 2005
179
WASH, D.C.

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

February 9, 2005 – Closing of $113 Million Trust Unit Financing Announcement
February 14, 2005 – Monthly Cash Distribution and Exchangeable Share Exchange Ratio Announcement

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund

dlw3/1



ADVANTAGE

ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com

February 14, 2005


SEC MAIL PROCESSING
RECEIVED
FEB 15 2005
WASH, D.C.
179
SECTION

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

February 9, 2005 – Closing of $113 Million Trust Unit Financing Announcement
February 14, 2005 – Monthly Cash Distribution and Exchangeable Share Exchange Ratio Announcement

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund


ADVANTAGE
ENERGY INCOME FUND

Advantage Energy Income Fund News Release

ADVANTAGE ENERGY INCOME FUND ANNOUNCES CLOSING OF $113 MILLION BOUGHT DEAL FINANCING

February 9, 2005

CALGARY, ALBERTA - Advantage Energy Income Fund ("Advantage") (AVN.UN-TSX) announced today the closing of the previously announced $113,662,500 offering of Trust Units ("Units"). The offering was made on a bought deal basis through a syndicate of underwriters led by Scotia Capital and included BMO Nesbitt Burns Inc., National Bank Financial Inc., RBC Capital Markets, CIBC World Markets Inc., Raymond James Ltd. and FirstEnergy Capital Corp.

The offering consisted of 5.25 million Units issued at a price of $21.65 per Unit. The first distribution for which purchasers of Units issued pursuant to the offering will be eligible will be for the month of February, payable on March 15, 2005.

The net proceeds of the offering will be used to pay down debt incurred in the acquisition of Defiant Energy Corporation, for 2005 capital expenditures and for general corporate purposes.

The offering of Units was made in Canada pursuant to a short-form prospectus.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

Advantage's trust units and outstanding convertible debentures trade on the Toronto Stock Exchange under the symbols AVN.UN, AVN.DB, AVN.DB.A, AVN.DB.B, AVN.DB.C, and AVN.DB.D respectively.

This press release is not for release or distribution in the United States.

The information in this news release contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

For further information from Advantage contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Ph: (416) 945-6636
Toll free: 1-866-393-0393

Advantage Energy Income Fund
3100, 150 – 6th Avenue SW
Calgary, Alberta T2P 3Y7
Ph: (403) 261-8810
Fax: (403) 262-0723
Web: www.advantageincome.com
E-mail: advantage@advantageincome.com


ADVANTAGE
ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

February 14, 2005

Advantage Announces Monthly Distribution of Cdn$0.28 per Unit & the Adjusted Exchangeable Shares Ratio

(TSX: AVN.UN)

CALGARY, ALBERTA – Feb. 14, 2005 - Advantage Energy Income Fund ("Advantage") (AVN.UN TSX) is pleased to announce that the cash distribution for the month of February 2005 will be Cdn$0.28 per Unit. The current monthly distribution represents an annualized yield of 15.5% based on the February 11, 2005 closing price of Cdn$21.68 per Unit.

The distribution will be payable on March 15, 2005 to Unitholders of record at the close of business on February 28, 2005. The ex-distribution date is February 24, 2005. The cash distribution is based on approximately 51.3 million Units currently outstanding.

Advantage also announces an increase to the Exchange Ratio of the Exchangeable Shares of Advantage Oil & Gas Ltd. ("AOG") from 1.01125 to 1.02418. This increase will be effective on February 15, 2005.

As part of the Plan of Arrangement with Defiant Energy Corporation which closed on December 21, 2004, AOG issued 1,450,030 Exchangeable Shares which are exchangeable into Advantage Trust Units at a ratio that adjusts each month on the distribution payment date. There are currently 638,171 Exchangeable Shares outstanding. The Exchangeable Shares are not publicly traded. However, holders of AOG Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or AOG's transfer agent, Computershare Trust Company of Canada at 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8 (Telephone: 403-267-6800) or 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1 (Telephone: 416-263-9200).

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723

Web Site: www.advantageincome.com

E-mail: advantage@advantageincome.com



ADVANTAGE

ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com

February 14, 2005


PROCESSING
RECEIVED
FEB 15 2005
179
WASH. D.C.

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

February 14, 2005 – Announcement of Executive Appointment

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund


ADVANTAGE
ENERGY INCOME FUND

Petro-Canada Centre, West Tower
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7

T: 403.261-8810 F: 403.262.0723
www.advantageincome.com

February 14, 2005

VIA FEDEX

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549


PROCESSING
SECTION
RECEIVED
FEB 15 2005
179
SEC MAIL
WASH, D.C.

Re: File No. 82-34742

Ladies and Gentlemen:

As a foreign private issuer, we are furnishing you, in accordance with Rule 12g3-2(b)(iii), with the following information that we have made public, filed or furnished to our security holders in Canada:

February 14, 2005 – Announcement of Executive Appointment

Kindly acknowledge receipt of this letter and the enclosure[s] by stamping the enclosed extra copy of this letter and returning it to us in the envelope which is also enclosed.

Sincerely,

Sandra Ronney
Investor Communications Coordinator
Advantage Energy Income Fund



ADVANTAGE

ENERGY INCOME FUND

Advantage Energy Income Fund – News Release

February 14, 2005

Advantage Announces Executive Appointment

(TSX: AVN.UN)

CALGARY, ALBERTA – Advantage Energy Income Fund ("Advantage" or the "Fund") is pleased to announce that Mr. Anthony B. Coombs has been promoted to the position of Controller. Mr. Coombs has been with Advantage since its inception on May 23, 2001, most recently as Chief Accountant.

Mr. Coombs has over 18 years accounting experience in the oil and gas sector.

Previously, Mr. Coombs held the position of Chief Accountant for Search Energy Corp., the predecessor entity of Advantage. Before joining Search, he held various financial positions at Rife Resources Ltd., and oil and gas financial consulting contracts.

For further information contact:

Mr. Gary F. Bourgeois, VP Corporate Development
Phone: (416) 945-6636
Toll free: 1-866-393-0393

ADVANTAGE ENERGY INCOME FUND
3100, 150 - 6th Avenue SW
Calgary, Alberta T2P 3Y7
Phone: (403) 261-8810
Fax: (403) 262-0723
Web Site: www.advantageincome.com
E-mail: advantage@advantageincome.com